TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

December 31, 2019

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first nine months ended December 31, 2019

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 129 thousand units, or 1.9%, to 6,830 thousand units in FY2020 first nine months (the nine months ended December 31, 2019) compared with FY2019 first nine months (the nine months ended December 31, 2018). Vehicle unit sales in Japan increased by 61 thousand units, or 3.8%, to 1,656 thousand units in FY2020 first nine months compared with FY2019 first nine months. Overseas vehicle unit sales increased by 69 thousand units, or 1.3%, to 5,174 thousand units in FY2020 first nine months compared with FY2019 first nine months.

The results of operations for FY2020 first nine months were as follows:

Net revenues	22,830.1 billion yen	(an increase of 354.6 billion yen or 1.6% compared with FY2019 first nine months )

Operating income	2,058.7 billion yen	(an increase of 120.8 billion yen or 6.2% compared with FY2019 first nine months )

Income before income taxes and equity in earnings of affiliated companies	2,515.7 billion yen	(an increase of 790.0 billion yen or 45.8% compared with FY2019 first nine months )

Net income attributable to Toyota Motor Corporation	2,013.0 billion yen	(an increase of 589.7 billion yen or 41.4% compared with FY2019 first nine months )

The changes in operating income and loss were as follows:

Marketing efforts	an increase of 160.0 billion yen

Effects of changes in exchange rates	a decrease of 250.0 billion yen

Cost reduction efforts	an increase of 110.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 50.0 billion yen

Other	an increase of 150.8 billion yen

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first nine months ended December 31, 2019

Segment operating results

(i)	Automotive:

Net revenues for the automotive operations increased by 281.2 billion yen, or 1.4%, to 20,448.0 billion yen in FY2020 first nine months compared with FY2019 first nine months, and operating income increased by 54.1 billion yen, or 3.3%, to 1,700.3 billion yen in FY2020 first nine months compared with FY2019 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(ii)	Financial services:

Net revenues for the financial services operations increased by 38.8 billion yen, or 2.4%, to 1,642.5 billion yen in FY2020 first nine months compared with FY2019 first nine months, and operating income increased by 62.8 billion yen, or 26.5%, to 300.5 billion yen in FY2020 first nine months compared with FY2019 first nine months. The increase in operating income was mainly due to the increase in financing volume and the decrease in expenses related to residual value losses, in sales finance subsidiaries.

(iii)	All other:

Net revenues for all other businesses increased by 42.8 billion yen, or 3.7%, to 1,204.5 billion yen in FY2020 first nine months compared with FY2019 first nine months, and operating income increased by 6.2 billion yen, or 11.5%, to 61.1 billion yen in FY2020 first nine months compared with FY2019 first nine months.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first nine months ended December 31, 2019

Geographic information

(i)	Japan:

Net revenues in Japan increased by 342.8 billion yen, or 2.8%, to 12,480.4 billion yen in FY2020 first nine months compared with FY2019 first nine months. However, operating income decreased by 13.1 billion yen, or 1.1%, to 1,231.2 billion yen in FY2020 first nine months compared with FY2019 first nine months. The decrease in operating income was mainly due to the effects of changes in exchange rates and the increase in expenses.

(ii)	North America:

Net revenues in North America increased by 42.7 billion yen, or 0.5%, to 8,224.0 billion yen in FY2020 first nine months compared with FY2019 first nine months, and operating income increased by 201.2 billion yen, or 155.9%, to 330.2 billion yen in FY2020 first nine months compared with FY2019 first nine months. The increase in operating income was mainly due to the decrease in sales expenses, as well as the recording of valuation gains on interest rate swaps stated at fair value and the decrease in expenses related to residual value losses, in sales finance subsidiaries.

(iii)	Europe:

Net revenues in Europe increased by 169.0 billion yen, or 7.1%, to 2,534.8 billion yen in FY2020 first nine months compared with FY2019 first nine months, and operating income increased by 24.1 billion yen, or 27.1%, to 113.4 billion yen in FY2020 first nine months compared with FY2019 first nine months. The increase in operating income was mainly due to the increase in vehicle unit sales.

(iv)	Asia:

Net revenues in Asia decreased by 102.8 billion yen, or 2.5%, to 4,028.7 billion yen in FY2020 first nine months compared with FY2019 first nine months, and operating income decreased by 83.3 billion yen, or 20.8%, to 316.9 billion yen in FY2020 first nine months compared with FY2019 first nine months. The decrease in operating income was mainly due to the effects of changes in exchange rates.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 165.6 billion yen, or 9.2%, to 1,634.0 billion yen in FY2020 first nine months compared with FY2019 first nine months, and operating income decreased by 11.1 billion yen, or 13.1%, to 73.9 billion yen in FY2020 first nine months compared with FY2019 first nine months. The decrease in operating income was mainly due to the effects of changes in exchange rates.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2019 and December 31, 2019

	Yen in millions
	March 31, 2019	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	3,574,704	3,759,240
Time deposits	1,126,352	1,488,530
Marketable securities	1,127,160	795,154
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	2,108,870
Finance receivables, net	6,647,771	6,773,867
Other receivables	568,156	592,197
Inventories	2,656,396	2,433,401
Prepaid expenses and other current assets	805,964	1,299,082

Total current assets	18,879,237	19,250,341

Noncurrent finance receivables, net	10,281,118	10,896,215
Investments and other assets:
Marketable securities and other securities investments	7,479,926	7,651,412
Affiliated companies	3,313,723	3,495,795
Employees receivables	21,683	23,497
Other	1,275,768	1,777,672

Total investments and other assets	12,091,100	12,948,376

Property, plant and equipment:
Land	1,386,308	1,317,567
Buildings	4,802,175	4,752,932
Machinery and equipment	11,857,425	12,127,185
Vehicles and equipment on operating leases	6,139,163	6,043,761
Construction in progress	651,713	523,349

Total property, plant and equipment, at cost	24,836,784	24,764,794

Less – Accumulated depreciation	(14,151,290)	(14,058,592)

Total property, plant and equipment, net	10,685,494	10,706,202

Total assets	51,936,949	53,801,134

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2019 and December 31, 2019

	Yen in millions
	March 31, 2019	December 31, 2019
Liabilities
Current liabilities:
Short-term borrowings	5,344,973	5,484,398
Current portion of long-term debt	4,254,260	4,485,926
Accounts payable	2,645,984	2,301,240
Other payables	1,102,802	1,044,419
Accrued expenses	3,222,446	2,927,810
Income taxes payable	320,998	212,278
Other current liabilities	1,335,475	1,675,911

Total current liabilities	18,226,938	18,131,982

Long-term liabilities:
Long-term debt	10,550,945	10,934,987
Accrued pension and severance costs	963,406	971,702
Deferred income taxes	1,014,851	1,195,432
Other long-term liabilities	615,599	1,035,377

Total long-term liabilities	13,144,801	14,137,498

Total liabilities	31,371,739	32,269,480

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2019 and December 31, 2019 issued: 47,100,000 shares at March 31, 2019 and December 31, 2019	498,073	499,848

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2019 and December 31, 2019 issued: 3,262,997,492 shares at March 31, 2019 and December 31, 2019	397,050	397,050
Additional paid-in capital	487,162	487,392
Retained earnings	21,987,515	23,368,761
Accumulated other comprehensive income (loss)	(916,650)	(970,426)
Treasury stock, at cost, 430,558,325 shares at March 31, 2019 and 482,948,520 shares at December 31, 2019	(2,606,925)	(2,977,254)

Total Toyota Motor Corporation shareholders’ equity	19,348,152	20,305,523

Noncontrolling interests	718,985	726,283

Total shareholders’ equity	20,067,137	21,031,806

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	53,801,134

Note:	The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2019

Consolidated Statements of Income

	Yen in millions
	For the first nine months ended December 31, 2018	For the first nine months ended December 31, 2019
Net revenues:
Sales of products	20,896,268	21,202,842
Financing operations	1,579,280	1,627,322

Total net revenues	22,475,548	22,830,164

Costs and expenses:
Cost of products sold	17,285,985	17,628,319
Cost of financing operations	1,046,333	1,014,831
Selling, general and administrative	2,205,256	2,128,231

Total costs and expenses	20,537,574	20,771,381

Operating income	1,937,974	2,058,783

Other income (expense):
Interest and dividend income	190,403	192,831
Interest expense	(20,508)	(18,315)
Foreign exchange gain (loss), net	12,772	(42,295)
Unrealized gains (losses) on equity securities	(355,812)	360,457
Other income (loss), net	(39,050)	(35,682)

Total other income (expense)	(212,195)	456,996

Income before income taxes and equity in earnings of affiliated companies	1,725,779	2,515,779

Provision for income taxes	479,739	740,549
Equity in earnings of affiliated companies	254,865	303,422

Net income	1,500,905	2,078,652

Less – Net income attributable to noncontrolling interests	(77,598)	(65,642)

Net income attributable to Toyota Motor Corporation	1,423,307	2,013,010

Note: Net income attributable to common shareholders for the first nine months ended December 31, 2019 and 2018 is 2,000,047 million yen and 1,412,216 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 12,963 million yen and 11,091 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	489.82	712.46

Diluted	485.72	705.25

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first nine months ended December 31, 2019

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2018	For the first nine months ended December 31, 2019
Net income	1,500,905	2,078,652
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	8,809	(87,969)
Unrealized gains (losses) on securities	32,360	32,240
Pension liability adjustments	11,279	2,081

Total other comprehensive income (loss)	52,448	(53,648)

Comprehensive income	1,553,353	2,025,004

Less – Comprehensive income attributable to noncontrolling interests	(74,225)	(65,770)

Comprehensive income attributable to Toyota Motor Corporation	1,479,128	1,959,234

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Consolidated Statements of Income and Unaudited Consolidated Statements of Comprehensive Income For the third quarter ended December 31, 2019

Consolidated Statements of Income

	Yen in millions
	For the third quarter ended December 31, 2018	For the third quarter ended December 31, 2019
Net revenues:
Sales of products	7,257,438	6,996,181
Financing operations	544,104	548,388

Total net revenues	7,801,542	7,544,569

Costs and expenses:
Cost of products sold	5,995,359	5,787,954
Cost of financing operations	352,802	360,705
Selling, general and administrative	777,252	741,463

Total costs and expenses	7,125,413	6,890,122

Operating income	676,129	654,447

Other income (expense):
Interest and dividend income	65,625	66,610
Interest expense	(8,905)	(3,469)
Foreign exchange gain (loss), net	(52,012)	18,872
Unrealized gains (losses) on equity securities	(503,661)	215,030
Other income (loss), net	(206)	(19,196)

Total other income (expense)	(499,159)	277,847

Income before income taxes and equity in earnings of affiliated companies	176,970	932,294

Provision for income taxes	6,148	265,901
Equity in earnings of affiliated companies	32,278	97,470

Net income	203,100	763,863

Less – Net income attributable to noncontrolling interests	(22,185)	(25,829)

Net income attributable to Toyota Motor Corporation	180,915	738,034

Note: Net income attributable to common shareholders for the third quarter ended December 31, 2019 and 2018 is 733,713 million yen and 177,218 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 4,321 million yen and 3,697 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	61.85	263.41

Diluted	62.12	260.56

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Consolidated Statements of Income and Unaudited Consolidated Statements of Comprehensive Income For the third quarter ended December 31, 2019

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the third quarter ended December 31, 2018	For the third quarter ended December 31, 2019
Net income	203,100	763,863
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(133,039)	163,687
Unrealized gains (losses) on securities	(33,495)	(33,327)
Pension liability adjustments	119	881

Total other comprehensive income (loss)	(166,415)	131,241

Comprehensive income	36,685	895,104

Less – Comprehensive income attributable to noncontrolling interests	(16,389)	(28,068)

Comprehensive income attributable to Toyota Motor Corporation	20,296	867,036

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Condensed Consolidated Statements of Cash Flows For the first nine months ended December 31, 2019

	Yen in millions
	For the first nine months ended December 31, 2018	For the first nine months ended December 31, 2019
Cash flows from operating activities:
Net income	1,500,905	2,078,652
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,321,612	1,193,770
Provision (reversal) for doubtful accounts and credit losses	51,772	60,305
Pension and severance costs, less payments	25,306	17,167
Losses on disposal of fixed assets	27,627	25,083
Unrealized losses (gains) on securities	361,112	(365,615)
Deferred income taxes	(85,615)	224,422
Equity in earnings of affiliated companies	(254,865)	(303,422)
Changes in operating assets and liabilities, and other	(81,084)	(41,481)

Net cash provided by operating activities	2,866,770	2,888,881

Cash flows from investing activities:
Additions to finance receivables	(11,961,107)	(12,818,380)
Collection of and proceeds from sales of finance receivables	11,145,254	11,711,540
Additions to fixed assets excluding equipment leased to others	(1,052,940)	(1,057,718)
Additions to equipment leased to others	(1,799,469)	(1,726,189)
Proceeds from sales of fixed assets excluding equipment leased to others	34,095	26,580
Proceeds from sales of equipment leased to others	1,055,835	1,064,860
Purchases of marketable securities and security investments	(1,563,763)	(1,166,695)
Proceeds from sales of and maturity of marketable securities and security investments	1,893,797	1,615,904
Changes in investments and other assets, and other	(94,370)	(338,780)

Net cash used in investing activities	(2,342,668)	(2,688,878)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,799,869	4,115,758
Payments of long-term debt	(3,251,657)	(3,279,188)
Increase in short-term borrowings	181,037	284,542
Dividends paid to Toyota Motor Corporation class shareholders	(8,690)	(11,186)
Dividends paid to Toyota Motor Corporation common shareholders	(636,117)	(618,801)
Dividends paid to noncontrolling interests	(69,132)	(54,369)
Reissuance (repurchase) of treasury stock	(451,420)	(370,330)

Net cash provided by (used in) financing activities	(436,110)	66,426

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(13,704)	(41,290)

Net increase in cash and cash equivalents and restricted cash and cash equivalents	74,288	225,139

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	3,219,639	3,706,515

Cash and cash equivalents reclassified to assets held for sale	—	(49,010)

Cash and cash equivalents and restricted cash and cash equivalents at end of period	3,293,927	3,882,644

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the first nine months ended December 31, 2019 include restricted cash and cash equivalents of 131,811 million yen and 123,404 million yen at the beginning of the period and the end of the period, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended December 31, 2019, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures for interim periods which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2019. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the result for that period and the financial condition at that date. The consolidated results for the nine-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

Adoption of new accounting standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued updated guidance for leases. This guidance requires lessees to recognize substantially all leases on their balance sheet as a right-of-use asset and a lease liability. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2019 using the modified retrospective method of adoption and elected the transition method that allows for application of the standard at the adoption date. Additionally, Toyota elected the package of practical expedients of not reassessing lease classifications and others for lease contracts that expired or exist as of the adoption date. As a result of the adoption, Toyota recognized an additional balance of ¥365,866 million as right-of-use assets as of December 31, 2019, which is included in “Other” of “Investments and other assets” of Toyota’s consolidated balance sheet. Lease liabilities are included in “Other current liabilities” and “Other long-term liabilities,” and were ¥57,844 million and ¥307,817 million, respectively.

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. Toyota adopted this guidance on April 1, 2019. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Change in depreciation method

Toyota used the declining-balance method mainly for the parent company and Japanese subsidiaries, and the straight-line method for foreign subsidiary companies, regarding the depreciation method of property, plant and equipment. In recent years, Toyota has been strengthening competitiveness globally through the investments in areas such as the remodeling of cars by introducing a new platform and powertrain units, the improvement of technological capabilities and productivity, as well as the promotion of equipment versatility. In response to such recent changes, effective as of April 1, 2019, Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method because Toyota believes it better reflects the future economic benefit from the stable usage of property, plant and equipment. The impact of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (“ASC”) 250 “Accounting Changes and Error Corrections.”

As a result of the change in depreciation method, depreciation expense for the first nine months ended December 31, 2019 decreased by ¥123,002 million. Net income attributable to Toyota Motor Corporation and basic net income attributable to Toyota Motor Corporation per common share for the first nine months ended December 31, 2019 increased by ¥83,192 million and ¥29.63, respectively.

Recent pronouncements to be adopted in future periods -

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In August 2018, the FASB issued updated guidance for fair value measurements. This guidance adds, removes and modifies fair value measurement disclosure requirements. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the potential impacts of this guidance on Toyota’s disclosures.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first nine months and the third quarter ended December 31, 2018 and 2019, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2019 and December 31, 2019:

	Yen in millions
	March 31, 2019	December 31, 2019
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	—
Investments and other assets - Other	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	74,971	26,912
Investments and other assets - Other	114,642	147,794

Total	189,613	174,706

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	10,720	8,016
Investments and other assets - Other	—	—

Total	10,720	8,016

Total derivative assets	200,333	182,722
Counterparty netting	(89,364)	(95,556)
Collateral received	(46,590)	(35,464)

Carrying value of derivative assets	64,379	51,702

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	—	—
Other long-term liabilities	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(28,911)	(52,193)
Other long-term liabilities	(189,157)	(222,233)

Total	(218,068)	(274,426)

Foreign exchange forward and option contracts
Other current liabilities	(13,847)	(24,936)
Other long-term liabilities	—	—

Total	(13,847)	(24,936)

Total derivative liabilities	(231,915)	(299,362)
Counterparty netting	89,364	95,556
Collateral posted	110,159	121,603

Carrying value of derivative liabilities	(32,392)	(82,203)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2019 and December 31, 2019:

	Yen in millions
	March 31, 2019		December 31, 2019
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	—	21,001,883	—	20,553,057
Foreign exchange forward and option contracts	—	4,005,578	—	3,196,041

Total	—	25,007,461	—	23,749,098

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first nine months and the third quarter ended December 31, 2018 and 2019:

	Yen in millions
	For the first nine months ended December 31, 2018		For the first nine months ended December 31, 2019
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(823)	801	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(5,811)		(57,446)
Foreign exchange gain (loss), net	23,394		4,516
Foreign exchange forward and option contracts
Cost of financing operations	3,646		10,754
Foreign exchange gain (loss), net	(59,683)		(832)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the third quarter ended December 31, 2018		For the third quarter ended December 31, 2019
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(6)	6	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	8,388		(22,812)
Foreign exchange gain (loss), net	(19,950)		(9,996)
Foreign exchange forward and option contracts
Cost of financing operations	3,373		7,731
Foreign exchange gain (loss), net	21,110		(28,336)

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of December 31, 2019 is ¥6,884 million. The aggregate fair value amount of assets that are already posted as cash collateral as of December 31, 2019 is ¥112,071 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥6,884 million as of December 31, 2019.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of December 31, 2019 is ¥3,371,054 million. Liabilities for guarantees totaling ¥9,901 million have been provided as of December 31, 2019. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. Personal injury and wrongful death claims involving allegations of unintended acceleration are still pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017, and the subsequent appeals have been withdrawn, making the settlement final. The economic loss class action lawsuits against Toyota have been dismissed. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with the EPA and the Civil Division of the Southern District of New York (“SDNY”) on this reporting issue. These agencies have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first nine months and the third quarter ended December 31, 2018 and 2019.

Segment operating results -

For the first nine months ended December 31, 2018:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	20,138,976	1,579,280	757,292	—	22,475,548
Inter-segment sales and transfers	27,831	24,451	404,405	(456,687)	—

Total	20,166,807	1,603,731	1,161,697	(456,687)	22,475,548
Operating expenses	18,520,678	1,366,102	1,106,878	(456,084)	20,537,574

Operating income	1,646,129	237,629	54,819	(603)	1,937,974

For the first nine months ended December 31, 2019:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	20,428,234	1,627,322	774,608	—	22,830,164
Inter-segment sales and transfers	19,805	15,252	429,930	(464,987)	—

Total	20,448,039	1,642,574	1,204,538	(464,987)	22,830,164
Operating expenses	18,747,711	1,342,070	1,143,432	(461,832)	20,771,381

Operating income	1,700,328	300,504	61,106	(3,155)	2,058,783

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2018:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	7,008,478	544,104	248,960	—	7,801,542
Inter-segment sales and transfers	10,019	8,327	142,336	(160,682)	—

Total	7,018,497	552,431	391,296	(160,682)	7,801,542
Operating expenses	6,437,121	469,793	377,297	(158,798)	7,125,413

Operating income	581,376	82,638	13,999	(1,884)	676,129

For the third quarter ended December 31, 2019:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,754,031	548,388	242,150	—	7,544,569
Inter-segment sales and transfers	4,914	5,013	136,831	(146,758)	—

Total	6,758,945	553,401	378,981	(146,758)	7,544,569
Operating expenses	6,172,974	480,779	359,464	(123,095)	6,890,122

Operating income	585,971	72,622	19,517	(23,663)	654,447

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first nine months ended December 31, 2018:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,871,141	8,018,869	2,234,524	3,623,408	1,727,606	—	22,475,548
Inter-segment sales and transfers	5,266,517	162,413	131,288	508,164	72,096	(6,140,478)	—

Total	12,137,658	8,181,282	2,365,812	4,131,572	1,799,702	(6,140,478)	22,475,548
Operating expenses	10,893,206	8,052,210	2,276,570	3,731,310	1,714,577	(6,130,299)	20,537,574

Operating income	1,244,452	129,072	89,242	400,262	85,125	(10,179)	1,937,974

For the first nine months ended December 31, 2019:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	7,176,573	8,057,854	2,370,871	3,659,561	1,565,305	—	22,830,164
Inter-segment sales and transfers	5,303,922	166,224	163,976	369,180	68,786	(6,072,088)	—

Total	12,480,495	8,224,078	2,534,847	4,028,741	1,634,091	(6,072,088)	22,830,164
Operating expenses	11,249,210	7,893,781	2,421,417	3,711,812	1,560,099	(6,064,938)	20,771,381

Operating income	1,231,285	330,297	113,430	316,929	73,992	(7,150)	2,058,783

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the third quarter ended December 31, 2018:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,456,620	2,700,881	733,805	1,346,943	563,293	—	7,801,542
Inter-segment sales and transfers	1,803,189	52,836	50,282	149,640	29,563	(2,085,510)	—

Total	4,259,809	2,753,717	784,087	1,496,583	592,856	(2,085,510)	7,801,542
Operating expenses	3,765,562	2,735,607	756,110	1,379,810	573,703	(2,085,379)	7,125,413

Operating income	494,247	18,110	27,977	116,773	19,153	(131)	676,129

For the third quarter ended December 31, 2019:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,335,895	2,649,260	802,002	1,239,435	517,977	—	7,544,569
Inter-segment sales and transfers	1,715,177	59,450	51,969	107,675	17,859	(1,952,130)	—

Total	4,051,072	2,708,710	853,971	1,347,110	535,836	(1,952,130)	7,544,569
Operating expenses	3,647,963	2,615,448	815,517	1,251,826	511,395	(1,952,027)	6,890,122

Operating income	403,109	93,262	38,454	95,284	24,441	(103)	654,447

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at terms and conditions in the ordinary course of business. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first nine months ended December 31, 2018:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	8,074,430	2,092,775	4,017,306	2,995,686	17,180,197
Consolidated sales	—	—	—	—	22,475,548
Ratio of overseas sales to consolidated sales	35.9%	9.3%	17.9%	13.3%	76.4%

For the first nine months ended December 31, 2019:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	8,144,015	2,196,124	4,001,484	3,013,582	17,355,205
Consolidated sales	—	—	—	—	22,830,164
Ratio of overseas sales to consolidated sales	35.7%	9.6%	17.5%	13.2%	76.0%

For the third quarter ended December 31, 2018:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,716,685	681,371	1,497,903	1,018,350	5,914,309
Consolidated sales	—	—	—	—	7,801,542
Ratio of overseas sales to consolidated sales	34.8%	8.7%	19.2%	13.1%	75.8%

For the third quarter ended December 31, 2019:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,662,204	736,418	1,350,966	1,037,844	5,787,432
Consolidated sales	—	—	—	—	7,544,569
Ratio of overseas sales to consolidated sales	35.3%	9.8%	17.9%	13.7%	76.7%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Net revenues

(1)	Summary by business segments and products

The table below shows Toyota’s net revenues from external customers by business and by product category.

	Yen in millions
	For the first nine months ended December 31, 2018	For the first nine months ended December 31, 2019
Sales of products
Automotive
Vehicles	17,201,222	17,410,752
Parts and components for overseas production	480,274	482,936
Parts and components for after service	1,546,062	1,598,927
Other	911,418	935,619

Total automotive	20,138,976	20,428,234
All other	757,292	774,608

Total sales of products	20,896,268	21,202,842
Financial services	1,579,280	1,627,322

Total net revenues	22,475,548	22,830,164

	Yen in millions
	For the third quarter ended December 31, 2018	For the third quarter ended December 31, 2019
Sales of products
Automotive
Vehicles	5,982,004	5,729,596
Parts and components for overseas production	181,256	170,388
Parts and components for after service	531,999	534,600
Other	313,219	319,447

Total automotive	7,008,478	6,754,031
All other	248,960	242,150

Total sales of products	7,257,438	6,996,181
Financial services	544,104	548,388

Total net revenues	7,801,542	7,544,569

The majority of sales of products are revenues recognized from contracts with customers based on ASC 606 “Revenue from Contracts with customers,” and receivables related to such revenues are recognized as “Trade accounts and notes receivable, less allowance for doubtful accounts.” For the first nine months ended December 31, 2019, ¥63,159 million of financial service revenues were accounted for under ASC 606 “Revenue from Contracts with customers.”

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The breakdown of income from leases included in financial service revenues is as follows;

	Yen in millions
	For the first nine months ended December 31, 2018	For the first nine months ended December 31, 2019
Finance leases
Financial income related to net lease investment	67,936	72,243
Operating leases	791,987	788,261

Total	859,923	860,504

	Yen in millions
	For the third quarter ended December 31, 2018	For the third quarter ended December 31, 2019
Finance leases
Financial income related to net lease investment	23,766	25,246
Operating leases	273,826	265,500

Total	297,592	290,746

(2) Contract liabilities Contract liabilities consist of the following:
	Yen in millions
	March 31, 2019	December 31, 2019
Contract liabilities	675,018	710,951

Contract liabilities are mainly related to advances received from customers. On the consolidated financial statements, contract liabilities are included in “Other current liabilities” or “Other long-term liabilities.” For the first nine months period ended December 31, 2019, the amount of revenue recognized which was included in the contract liability balance as of April 1, 2019 was ¥288,976 million.

(3)	Performance obligations

As of December 31, 2019, which is the end of the reporting period, the aggregate amount of transaction price allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year was ¥583,392 million.

The main contents of unsatisfied performance obligations related to contracts are insurance revenues and maintenance revenues.

For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 3 to 120 months. As of December 31, 2019, the unsatisfied performance obligations related to insurance revenues was ¥213,861 million, and Toyota expects to recognize as revenue ¥17,198 million in fiscal 2020, and ¥196,663 million thereafter.

For maintenance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 18 to 84 months.

Unsatisfied performance obligations for sales of products related to contracts that have an original expected duration of one year or less have been excluded from this disclosure.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first nine months and the third quarter ended December 31, 2018 and 2019 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first nine months ended December 31, 2018
Net income attributable to Toyota Motor Corporation	1,423,307
Accretion to Mezzanine equity	(3,637)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(7,454)

Basic net income attributable to Toyota Motor Corporation per common share	1,412,216	2,883,125	489.82
Effect of dilutive securities
Model AA Class Shares	11,091	47,100
Assumed exercise of dilutive stock options	(0)	53

Diluted net income attributable to Toyota Motor Corporation per common share	1,423,307	2,930,278	485.72

For the first nine months ended December 31, 2019
Net income attributable to Toyota Motor Corporation	2,013,010
Accretion to Mezzanine equity	(3,637)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(9,326)

Basic net income attributable to Toyota Motor Corporation per common share	2,000,047	2,807,227	712.46
Effect of dilutive securities
Model AA Class Shares	12,963	47,100
Assumed exercise of dilutive stock options	—	—

Diluted net income attributable to Toyota Motor Corporation per common share	2,013,010	2,854,327	705.25

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the third quarter ended December 31, 2018
Net income attributable to Toyota Motor Corporation	180,915
Accretion to Mezzanine equity	(1,212)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,485)

Basic net income attributable to Toyota Motor Corporation per common share	177,218	2,865,191	61.85
Effect of dilutive securities
Model AA Class Shares	3,697	47,100
Assumed exercise of dilutive stock options	—	—

Diluted net income attributable to Toyota Motor Corporation per common share	180,915	2,912,291	62.12

For the third quarter ended December 31, 2019
Net income attributable to Toyota Motor Corporation	738,034
Accretion to Mezzanine equity	(1,212)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(3,109)

Basic net income attributable to Toyota Motor Corporation per common share	733,713	2,785,447	263.41
Effect of dilutive securities
Model AA Class Shares	4,321	47,100
Assumed exercise of dilutive stock options	—	—

Diluted net income attributable to Toyota Motor Corporation per common share	738,034	2,832,547	260.56

On May 8, 2019, the Board of Directors of the parent company resolved to distribute year-end cash dividends of ¥339,892 million, ¥120 per common share, to common shareholders effective on May 24, 2019. On November 7, 2019, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥278,908 million, ¥100 per common share, to common shareholders effective on November 27, 2019.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and December 31, 2019. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	249,193	594,200	—	843,393
Time deposits	—	520,000	—	520,000
Marketable securities and other securities investments
Public and corporate bonds	4,378,543	1,452,475	15,171	5,846,189
Common stocks	2,154,951	—	—	2,154,951
Other	189,389	6,007	—	195,396
Investments measured at net asset value	—	—	—	98,451
Derivative financial instruments	—	200,256	77	200,333

Total	6,972,076	2,772,938	15,248	9,858,713

Liabilities
Derivative financial instruments	—	(231,915)	—	(231,915)

Total	—	(231,915)	—	(231,915)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	478,629	331,900	—	810,529
Time deposits	—	370,000	—	370,000
Marketable securities and other securities investments
Public and corporate bonds	3,585,182	1,499,737	14,407	5,099,326
Common stocks	2,647,378	—	—	2,647,378
Other	198,735	34,955	—	233,690
Investments measured at net asset value	—	—	—	96,131
Derivative financial instruments	—	182,722	—	182,722

Total	6,909,924	2,419,314	14,407	9,439,776

Liabilities
Derivative financial instruments	—	(299,362)	—	(299,362)

Total	—	(299,362)	—	(299,362)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds and foreign bonds including U.S., European and other bonds represent 17% and 83% (as of March 31, 2019) and 21% and 79% (as of December 31, 2019) of public and corporate bonds, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first nine months and third quarter ended December 31, 2018 and 2019 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first nine months and third quarter ended December 31, 2018 and 2019 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first nine months ended December 31, 2018
Balance at March 31, 2018	(679,085)	1,329,584	(214,800)	435,699
Effect of change in accounting policy	105	(1,309,725)	—	(1,309,620)
Other comprehensive income (loss) before reclassifications	8,809	41,069	5,675	55,553
Reclassifications	—	(8,709)	5,604	(3,105)

Other comprehensive income (loss), net of tax	8,809	32,360	11,279	52,448
Less – Other comprehensive income attributable to noncontrolling interests	3,742	57	(426)	3,373

Balance at December 31, 2018	(666,429)	52,276	(203,947)	(818,100)

For the first nine months ended December 31, 2019
Balance at March 31, 2019	(649,532)	(1,252)	(265,866)	(916,650)
Other comprehensive income (loss) before reclassifications	(87,969)	27,964	(3,337)	(63,342)
Reclassifications	—	4,276	5,418	9,694

Other comprehensive income (loss), net of tax	(87,969)	32,240	2,081	(53,648)
Less – Other comprehensive income attributable to noncontrolling interests	227	(9)	(346)	(128)

Balance at December 31, 2019	(737,274)	30,979	(264,131)	(970,426)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first nine months ended December 31, 2018	For the first nine months ended December 31, 2019	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	1,287	(313)	Financing operations
	(15,232)	8,823	Foreign exchange gain (loss), net
	1,202	(2,265)	Other income (loss), net

	(12,743)	6,245	Income before income taxes and equity in earnings of affiliated companies
	4,034	(1,956)	Provision for income taxes
	0	(13)	Equity in earnings of affiliated companies

	(8,709)	4,276	Net income

Pension liability adjustments:
Recognized net actuarial loss	10,374	9,866	*1
Amortization of prior service costs	(2,598)	(2,238)	*1

	7,776	7,628	Income before income taxes and equity in earnings of affiliated companies
	(2,172)	(2,210)	Provision for income taxes

	5,604	5,418	Net income

Total reclassifications, net of tax	(3,105)	9,694

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

11.	Assets and liabilities held for sale

At the meeting of the Board of Directors held on May 9, 2019, Toyota resolved to conclude contracts aimed toward the establishment of a new joint venture, Prime Life Technologies Corporation (“Prime Life Technologies”), related to a town development business with Panasonic Corporation.

On January 7, 2020, Toyota Housing Corporation (“THC”) and Misawa Homes Co., Ltd. (“Misawa Homes”), each a subsidiary of Toyota, completed a share exchange in which THC became the wholly owning parent company and Misawa Homes became the wholly owned subsidiary company, pursuant to a share exchange agreement that was approved at the general meeting of shareholders of Misawa Homes on November 26, 2019. Also effective January 7, 2020, and pursuant to the share transfer plan that was approved at the general meeting of shareholders of THC on December 19, 2019, Toyota transferred all of the shares of THC common stock to Prime Life Technologies, causing it to become the wholly owning parent company of THC. Prime Life Technologies became Toyota’ affiliated company, and THC as well as Misawa Homes are no longer Toyota’s consolidated subsidiary companies. THC then distributed all issued shares of Misawa Homes to Prime Life Technologies as a dividend of surplus, as approved at the general meeting of shareholders of THC on January 7, 2020, with Prime Life Technologies thereby becoming the wholly owning parent company of THC and Misawa Homes.

As of December 31, 2019, Toyota reclassified assets and liabilities to be transferred to Prime Life Technologies as held for sale in Toyota’s consolidated balance sheets. As of December 31, 2019, such assets and liabilities are recorded in Toyota’s consolidated balance sheet as follows.

Current assets of 284,603 million yen, principally consisting of inventories, are included in “Prepaid expenses and other current assets.” Investments and other assets as well as property, plant and equipment of 280,036 million yen, principally consisting of right-of-use assets, are included in “Other” of “Investments and other assets.” Current liabilities of 201,817 million yen, principally consisting of short-term borrowings, are included in “Other current liabilities.” Long-term liabilities of 186,127 million yen, principally consisting of lease liabilities, are included in “Other long-term liabilities.”